POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

.EX-99.1

Changes in Affiliates (Addition)

 Universal Studios Resort Asset Management Corporation was established as a business agent to perform tasks such as asset management, asset disposal and business services for Universal Studios Resort Development Corporation.

POSCO E&C owns a 27.5% stake and POSDATA owns a 10% stake in Universal Studios Resort Asset Management Corporation.

1. Details:

• Company Name: Universal Studios Resort Asset Management Corporation

• Total Assets (KRW): 300,000,000

• Total Equity (KRW): 300,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 300,000,000